FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2008, dated August 14, 2008	Exhibit 99.1

Press Release Regarding License and Joint Venture Arrangements with Blizzard Entertainment, dated August 13, 2008	Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: August 14, 2008

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Second Quarter 2008

Unaudited Financial Results

(Beijing – August 14, 2008) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended June 30, 2008.

William Ding, Chief Executive Officer and Director of NetEase stated, “We experienced a strong second quarter due to solid execution in our online gaming and advertising businesses. We believe that China’s online gaming industry is in the midst of unprecedented growth and NetEase is very well positioned to benefit from this trend. During the second quarter, our flagship game, Fantasy Westward Journey, which remains among the Top 10 in downloads, still continued to perform quite well, fueled by periodic releases of new expansion packs and successful in-game marketing activities. In addition, Westward Journey II is attracting greater user interest, and Westward Journey III is progressing well. We also successfully completed the development of Tianxia II, our first 3D item-based game, and launched open beta testing in June on schedule. By focusing on a step-by-step development approach, we were able to make continuous enhancements based on player feedback.”

Mr. Ding continued, “To leverage the opportunities provided by the 2008 Beijing Olympic Games, we have been further strengthening the content on our portal, which helped drive increased traffic to our site and achieve further growth in the number of our e-mail users during the second quarter. These efforts resulted in significant sequential growth in adverting revenue this quarter as our advertisers have increasingly recognized the value of marketing their products and services on our portal.”

Second Quarter 2008 Financial Results

Revenues

Total revenues for the second quarter of 2008 were RMB715.9 million (US$104.4 million), compared to RMB651.9 million (US$95.0 million) and RMB558.0 million (US$81.3 million) for the preceding quarter and the second quarter of 2007, respectively.

Revenues from online games were RMB595.0 million (US$86.8 million) for the second quarter of 2008, compared to RMB555.9 million (US$81.0 million) and RMB475.1 million (US$69.3 million) for the preceding quarter and the second quarter of 2007, respectively.

Revenues from advertising services were RMB103.9 million (US$15.2 million) for the second quarter of 2008, compared to RMB77.1 million (US$11.2 million) and RMB65.3 million (US$9.5 million) for the preceding quarter and the second quarter of 2007, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB16.9 million (US$2.5 million) for the second quarter of 2008, compared to RMB18.9 million (US$2.8 million) and RMB17.5 million (US$2.6 million) for the preceding quarter and the second quarter of 2007, respectively.

Gross Profit

Gross profit for the second quarter of 2008 was RMB722.8 million (US$105.4 million), compared to RMB532.0 million (US$77.6 million) and RMB437.8 million (US$63.8 million) for the preceding quarter and the second quarter of 2007, respectively. The quarter-over-quarter and year-over-year increases in gross profit were primarily driven by the receipt of a business tax refund of RMB146.8 million (US$21.4 million) in June 2008 for certain excess amounts paid in previous years, which was determined as a result of application of the newly approved basis by allowing the deduction of revenues shared with co-operators before applying the business tax rate. In addition, higher demand for game and advertising services in the second quarter of 2008 contributed to the higher gross profit. The revenue from Fantasy Westward Journey continued to grow as a result of new designs and features introduced since late September 2007 and certain in-game marketing activities launched during festival occasions. Higher demand for advertising services in the second quarter of 2008 was primarily driven by increased advertising activities in connection with the Beijing Olympics.

Gross Margin

Gross profit margin for the online game business for the second quarter of 2008 was 91.2%, compared to 90.2% for each of the preceding quarter and the second quarter of 2007. The quarter-over-quarter and year-over-year increases in gross profit margin were primarily due to the higher revenue and the business tax refund received in June 2008 as explained above, partially offset by higher staff-related costs as a result of an increase in headcount and increases of other cost of revenues.

Gross profit margin for the advertising business for the second quarter of 2008 was 52.6%, compared to 45.8% and 47.2% for the preceding quarter and the second quarter of 2007, respectively. The quarter-over-quarter and year-over-year increases in gross profit margin were primarily driven by increased revenue, partially offset by higher staff-related costs as a result of an increase in headcount, higher content cost caused by price increases and increases in other cost of revenues driven by greater demand associated with the Beijing Olympics.

Gross profit margin for the WVAS and others business for the second quarter of 2008 was 28.8%, compared to the gross loss margin of 6.2% and 28.1% for the preceding quarter and the second quarter of 2007, respectively. The quarter-over-quarter and the year-over-year improvements in gross margin were mainly caused by the business tax refund received in June 2008 as explained above.

Operating Expenses

Total operating expenses for the second quarter of 2008 were RMB149.7 million (US$21.8 million), compared to RMB127.6 million (US$18.6 million) and RMB142.8 million (US$20.8 million) for the preceding quarter and the second quarter of 2007, respectively. The quarter-over-quarter increase in selling and marketing expenses was primarily driven by higher marketing cost associated with the open beta testing of Tianxia II, higher marketing cost in connection with the Beijing Olympics and higher staff-related costs as a result of increased headcount. The slight quarter-over-quarter increase in general and administration expenses was mainly due to the receipt of a non-recurring local government rent subsidy of RMB1.0 million (US$0.1 million) by one of the Company’s subsidiaries which was recorded in the first quarter of 2008. The year-over-year increase in selling and marketing expenses was primarily due to higher staff-related costs resulting from increased headcount and increased incentive payments associated with the increased revenues. The year-over-year decrease in general and administrative expenses was primarily due to a reduction of professional service fees in the second quarter of 2008. The quarter-over-quarter and year-over-year increases in research and development cost were primarily due to higher staff-related costs caused by increased headcount and new incentive payments.

Net Profit

Net profit for the second quarter of 2008 totaled RMB438.2 million (US$63.9 million), compared to RMB269.4 million (US$39.3 million) and RMB312.6 million (US$45.6 million) for the preceding quarter and the second quarter of 2007, respectively. NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.53 and US$0.49 for the second quarter of 2008, respectively. The Company reported basic and diluted earnings per ADS of US$0.32 and US$0.30 and US$0.37 and US$0.34 for the preceding quarter and the second quarter of 2007, respectively.

Income Taxes

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. Prior to the adoption of the new law, a number of the Company’s subsidiaries and variable interest entities (“VIEs”) were entitled to various preferential tax treatments. The Company’s subsidiaries and VIEs are currently in the process of applying for the New/High Technology Enterprises (“NHTEs”) tax treatment pursuant to the “Working Guidelines for Assessment of New/High Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. Accordingly, NetEase followed the applicable accounting standards and adopted the statutory rate of 25% in making tax provisions for the second quarter ended June 30, 2008, except for entities still enjoying unexpired tax holidays.

The tax charge for the second quarter of 2008 was RMB140.0 million (US$20.4 million), compared to the tax charge of RMB114.8 million (US$16.7 million) and the tax charge of RMB2.0 million (US$0.3 million) for the preceding quarter and the second quarter of 2007, respectively. The quarter-over-quarter increase in tax charge was mainly as a result of an increase in revenue recognized for the second quarter of 2008. The year-over-year increase in tax charge was mainly due to the lower effective tax rate in effect under the pre-2008 tax laws and the receipt of an investment incentive tax refund of RMB24.4 million (US$3.6 million) recorded in the second quarter of 2007. Under the pre-2008 tax laws, the Company’s effective tax rate was well below 10% in the second quarter of 2007. The Company expects to reverse any excess tax provisions in subsequent periods when its subsidiaries and VIEs in China are granted the NHTE preferential tax status, which will be expected to be partially offset by the expected reduction to deferred tax assets recorded at the lower NHTE preferred tax rates in the future quarters.

Other Information

As of June 30, 2008, the Company’s total cash and time deposit balance was RMB4.96 billion (US$722.4 million), compared to RMB4.16 billion (US$606.3 million) as of December 31, 2007. Cash flow generated from operating activities was approximately RMB513.3 million (US$74.8 million) for the second quarter of 2008, compared to RMB495.0 million (US$72.2 million) and RMB331.0 million (US$48.3 million) for the preceding quarter and the second quarter of 2007, respectively.

On July 2, 2007, the Company’s Board authorized a share repurchase program of up to US$120 million of the Company’s outstanding ADSs. As of July 1, 2008, the Company had spent in aggregate a total purchase consideration of approximately US$46.4 million (including transaction costs). The share repurchase program ended on July 1, 2008.

By July 11, 2008, the Company’s outstanding zero-coupon convertible subordinated notes due July 15, 2023 (the “Notes”) totaling US$63.4 million as of June 30, 2008 were fully converted at the request of the noteholders pursuant to a redemption notice issued by the Company to the noteholders dated June 13, 2008. In the redemption notice, the Company called for the redemption of the Notes, and noteholders might surrender their notes for conversion at any time before the close of business on July 11, 2008 at the conversion price of US$0.4815 per ordinary share.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8591 on June 30, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2008, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 9:00 pm Eastern Time on Wednesday, August 13, 2008 (Beijing/Hong Kong Time: 9:00 am, Thursday, August 14, 2008). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-240-2134 (international: 303-262-2054), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-405-2236 (international 303-590-3000), and entering passcode 11117399#. The replay will be available through August 28, 2008 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*        *        *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and exploration of strategic licensing opportunities; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive approvals of the preferential tax treatments previously available to certain of its subsidiaries and VIEs in China), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2007	June 30, 2008	June 30, 2008
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	2,482,820,821	2,399,140,819	349,774,871
Time deposits	1,675,813,944	2,555,926,069	372,632,863
Accounts receivable, net	166,727,514	193,788,408	28,252,745
Prepayments and other current assets	45,143,728	51,984,984	7,578,980
Deferred tax assets	65,787,113	53,998,465	7,872,529

Total current assets	4,436,293,120	5,254,838,745	766,111,988

Non-current assets:
Non-current rental deposits	3,033,171	3,361,265	490,045
Property, equipment and software, net	183,471,666	177,187,171	25,832,423
Prepayment for land use right, net	26,956,800	12,692,783	1,850,503
Deferred tax assets	19,060,225	19,156,835	2,792,908
Other long-term assets	16,844,399	16,630,620	2,424,607

Total non-current assets	249,366,261	229,028,674	33,390,486

Total assets	4,685,659,381	5,483,867,419	799,502,474

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	641,778,908	435,086,431	63,432,000
Accounts payable	89,143,868	106,281,532	15,494,968
Salary and welfare payables	68,653,742	66,705,318	9,725,083
Taxes payable	92,438,670	179,856,649	26,221,611
Deferred revenue	354,966,697	405,937,457	59,182,321
Accrued liabilities	29,844,067	40,537,832	5,910,080

Total current liabilities	1,276,825,952	1,234,405,219	179,966,063

Long-term payable:
Other long-term payable	10,200,000	10,200,000	1,487,076

Total long-term payable	10,200,000	10,200,000	1,487,076

Total liabilities	1,287,025,952	1,244,605,219	181,453,139

Shareholders’ equity	3,398,425,631	4,239,058,030	618,019,569

Minority interests	207,798	204,170	29,766

Total liabilities and shareholders’ equity	4,685,659,381	5,483,867,419	799,502,474

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	475,149,731	555,859,907	595,039,049	86,751,768
Advertising services	65,328,019	77,144,002	103,937,354	15,153,206
Wireless value-added services and others	17,494,877	18,919,553	16,897,198	2,463,472

Total revenues	557,972,627	651,923,462	715,873,601	104,368,446
Business taxes	(21,926,013)	(7,469,810)	137,081,472	19,985,344

Total net revenues	536,046,614	644,453,652	852,955,073	124,353,790

Total cost of revenues	(98,267,119)	(112,495,076)	(130,164,922)	(18,976,968)

Gross profit	437,779,495	531,958,576	722,790,151	105,376,822

Operating expenses:
Selling and marketing expenses	(49,272,271)	(38,246,993)	(53,403,127)	(7,785,734)
General and administrative expenses	(48,380,093)	(43,143,442)	(44,127,629)	(6,433,443)
Research and development expenses	(45,110,176)	(46,184,577)	(52,208,647)	(7,611,589)

Total operating expenses	(142,762,540)	(127,575,012)	(149,739,403)	(21,830,766)

Operating profit	295,016,955	404,383,564	573,050,748	83,546,056

Other income (expenses):
Investment income	117,317	101,650	123,534	18,010
Interest income	28,409,895	30,873,332	31,439,986	4,583,690
Other, net	(8,934,188)	(51,178,963)	(26,439,269)	(3,854,627)

Profit before tax	314,609,979	384,179,583	578,174,999	84,293,129
Income tax	(2,013,483)	(114,832,848)	(140,003,786)	(20,411,393)

Profit after tax	312,596,496	269,346,735	438,171,213	63,881,736
Minority interests	—	3,511	117	17

Net profit	312,596,496	269,350,246	438,171,330	63,881,753

Earnings per share, basic	0.10	0.09	0.14	0.02

Earnings per ADS, basic	2.52	2.22	3.62	0.53

Earnings per share, diluted	0.09	0.08	0.14	0.02

Earnings per ADS, diluted	2.35	2.08	3.39	0.49

Weighted average number of ordinary shares outstanding, basic	3,100,597,113	3,028,995,782	3,027,874,505	3,027,874,505

Weighted average number of ADS outstanding, basic	124,023,885	121,159,831	121,114,980	121,114,980

Weighted average number of ordinary shares outstanding, diluted	3,318,874,571	3,233,744,526	3,233,701,752	3,233,701,752

Weighted average number of ADS outstanding, diluted	132,754,983	129,349,781	129,348,070	129,348,070

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	312,596,496	269,350,246	438,171,330	63,881,753
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	24,063,948	24,085,433	23,183,012	3,379,891
Share-based compensation cost	27,057,772	19,282,517	20,836,332	3,037,765
Allowance/(reversal) of provision for doubtful debts	2,009,537	(1,202,665)	(1,419,319)	(206,925)
Gain on disposal of property, equipment	(321,538)	(53,816)	(23,045)	(3,360)
Write-off of property, equipment and software	—	—	5,247	765
Unrealized exchange losses	8,866,712	50,399,867	26,574,778	3,874,383
Share of loss by minority interests	—	(3,511)	(117)	(17)
Net equity share of loss from an associated company	—	386,123	487,300	71,044
Changes in operating assets and liabilities:
Accounts receivable	(47,689,980)	53,521,635	(77,960,545)	(11,366,002)
Prepayments and other current assets	(18,488,436)	(5,467,334)	(3,312,399)	(482,921)
Deferred tax assets	4,126,531	(6,896,626)	18,685,274	2,724,158
Deferred tax assets - non-current	(1,389,030)	(84,913)	(11,697)	(1,705)
Accounts payable	31,741,208	(900,446)	16,206,953	2,362,840
Salary and welfare payables	5,216,308	(17,343,345)	15,394,921	2,244,452
Taxes payable	(347,813)	68,672,447	18,745,532	2,732,943
Deferred revenue	(11,475,172)	40,579,198	10,391,562	1,515,004
Deferred tax liabilities	(4,089,877)	—	—	—
Accrued liabilities	(829,872)	635,974	7,367,340	1,074,097

Net cash provided by operating activities	331,046,794	494,960,784	513,322,459	74,838,165

Cash flows from investing activities:
Purchase of property, equipment and software	(7,948,685)	(15,418,337)	(20,258,398)	(2,953,507)
Proceeds from sale of property, equipment and software	5,812	56,540	62,501	9,112
Prepayment on land use right	(26,956,800)	(822,182)	—	—
Incentive received on land use right	—	—	15,000,000	2,186,876
Transfer from restricted cash	(761,580,600)	—	—	—
Net change in time deposits with terms of three months	313,909,363	(252,686,082)	(309,877,981)	(45,177,644)
Placement/rollover of matured time deposits	(90,542,729)	(422,426,062)	(201,856,509)	(29,429,008)
Uplift of matured time deposits	212,513,368	126,035,000	180,542,729	26,321,635
Net change in other assets	—	(412,578)	81,783	11,923

Net cash (used in) investing activities	(360,600,271)	(565,673,701)	(336,305,875)	(49,030,613)

Cash flows from financing activities:
Proceeds from employees exercising stock options	18,924,290	642,039	328,603	47,908
Repurchase of company shares	(574,604,375)	(76,433,652)	—	—
Payment of other long-term payable	(38,575)	—	—	—

Net cash provided by (used in) financing activities	(555,718,660)	(75,791,613)	328,603	47,908

Effect of exchange rate changes on cash held in foreign currencies	(2,236,633)	(74,851,929)	(39,668,730)	(5,783,372)
Net increase (decrease) in cash	(587,508,770)	(221,356,459)	137,676,457	20,072,088
Cash, beginning of the quarter	1,507,868,910	2,482,820,821	2,261,464,362	329,702,783

Cash, end of the quarter	920,360,140	2,261,464,362	2,399,140,819	349,774,871

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	16,061,871	33,512,049	117,313,562	17,103,346
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	643,954,432	—	76,433,652	11,143,394
Fixed asset purchases financed by accounts payable	11,520,005	9,716,130	10,529,644	1,535,135
Conversion of convertible notes to ordinary shares	—	—	168,377,187	24,548,000

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	475,149,731	555,859,907	595,039,049	86,751,768
Advertising services	65,328,019	77,144,002	103,937,354	15,153,206
Wireless value-added services and others	17,494,877	18,919,553	16,897,198	2,463,472

Total revenues	557,972,627	651,923,462	715,873,601	104,368,446

Business taxes:
Online game services	(15,679,941)	(747,630)	133,155,985	19,413,040
Advertising services	(5,552,882)	(6,557,240)	(8,834,675)	(1,288,022)
Wireless value-added services and others	(693,190)	(164,940)	12,760,162	1,860,326

Total business taxes	(21,926,013)	(7,469,810)	137,081,472	19,985,344

Net revenues:
Online game services	459,469,790	555,112,277	728,195,034	106,164,808
Advertising services	59,775,137	70,586,762	95,102,679	13,865,184
Wireless value-added services and others	16,801,687	18,754,613	29,657,360	4,323,798

Total net revenues	536,046,614	644,453,652	852,955,073	124,353,790

Cost of revenues:
Online game services	(45,151,473)	(54,290,222)	(63,985,689)	(9,328,584)
Advertising services	(31,585,837)	(38,290,401)	(45,063,123)	(6,569,830)
Wireless value-added services and others	(21,529,809)	(19,914,453)	(21,116,110)	(3,078,554)

Total cost of revenues	(98,267,119)	(112,495,076)	(130,164,922)	(18,976,968)

Gross profit (loss):
Online game services	414,318,317	500,822,055	664,209,345	96,836,224
Advertising services	28,189,300	32,296,361	50,039,556	7,295,354
Wireless value-added services and others	(4,728,122)	(1,159,840)	8,541,250	1,245,244

Total gross profit	437,779,495	531,958,576	722,790,151	105,376,822

Gross profit (loss) margin:
Online game services	90.2%	90.2%	91.2%	91.2%
Advertising services	47.2%	45.8%	52.6%	52.6%
Wireless value-added services and others	(28.1)%	(6.2)%	28.8%	28.8%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8591 on June 30, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	4,211,757	3,147,772	3,396,419	495,170
Operating expenses
- Selling and marketing expenses	4,088,683	2,548,679	2,675,811	390,111
- General and administrative expenses	9,233,855	7,084,995	7,538,343	1,099,028
- Research and development expenses	9,523,477	6,501,071	7,225,759	1,053,456

Exhibit 99.2

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global PR, Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Roger Sun PR Director, Blizzard China 86-21-31330700 rsun@blizzard.com	Brandi Piacente Investor Relations, The Piacente Group 212.481.2050 brandi@corp.netease.com

BLIZZARD ENTERTAINMENT® AND NETEASE TO INTRODUCE

STARCRAFT® II AND BATTLE.NET® PLATFORM INTO MAINLAND CHINA

SHANGHAI, CHINA – August 13, 2008 – Blizzard Entertainment, Inc. and NetEase.com, Inc. (NASDAQ: NTES) today announced an agreement to license Blizzard Entertainment®’s StarCraft® II, Warcraft® III: Reign of Chaos™, Warcraft III: The Frozen Throne™, and Battle.net® platform, which provides online multiplayer services for these games, to Shanghai EaseNet Network Technology Limited, an affiliated company of NetEase.com, Inc. Blizzard Entertainment and NetEase have also established a joint venture, which will provide support for the operation of the licensed games and Battle.net platform in China.

“NetEase has been a leader in the Chinese game market, and we look forward to working with them to deliver high-quality entertainment to Chinese gamers,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “This partnership is a sign of our continued commitment to our players in China and to the local industry.”

William Ding, CEO of NetEase, stated, “We’re excited to be partnering with Blizzard Entertainment to bring StarCraft II and Battle.net to China. We hope to combine Blizzard Entertainment’s expertise in developing world-class games with NetEase’s strength in online-game operation in China to bring the best gaming experiences to our players.”

The term of the license will be three years, with a mutual one-year renewal period, commencing from the commercial release of StarCraft II in the PRC. Under the agreements, Shanghai EaseNet will pay a revenue-based royalty over the license period, while NetEase will pay a milestone-based license fee and fund and guarantee certain additional payments and operating expenses in connection with the joint venture.

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® series, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVID), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes ten #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active users.

About NetEase.com Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multiplayer online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, and TianXia 2.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. Factors that could cause Blizzard Entertainment’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales of Blizzard Entertainment’s titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, Blizzard Entertainment’s ability to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of Blizzard Entertainment’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, litigation against Blizzard Entertainment, maintenance of relationships with key personnel, customers, vendors, and third-party developers, domestic and international economic, financial and political conditions and policies, foreign exchange rates, integration of recent acquisitions and the identification of suitable future acquisition opportunities, Activision Blizzard’s success in integrating the operations of Activision Publishing and Vivendi Games in a timely manner, or at all, and the combined company’s ability to realize the anticipated benefits and synergies of the transaction to the extent, or in the timeframe, anticipated. Other such factors include additional risk factors identified in Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. The forward-looking statements in this release are based upon information available to Blizzard Entertainment and Activision Blizzard as of the date of this release, and neither Blizzard Entertainment nor Activision Blizzard assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment or Activision Blizzard and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

This press release also contains statements of a forward-looking nature regarding NetEase’s expectations, plans, intentions or strategies that are forward-looking statements and involve a number of risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to uncertainty as to the popularity of the games being licensed by Blizzard or the profitability of the license and joint venture arrangements between NetEase and Blizzard and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

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